November 1, 2010
Jennifer O’Brien
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549
Re:	Denbury Resources Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 File No. 001-12935
Dear Ms. O’Brien:
On behalf of Denbury Resources Inc. (“Denbury” or the “Company”), this letter provides supplemental information you requested in a conversation on September 28, 2010 with Mr. Alan Rhoades, Denbury’s Chief Accounting Officer, as part of the series of conversations we have been having with the Staff of the Commission as a follow-up to our response on June 22, 2010 to Comment No. 1 contained in the Staff’s comment letter dated June 2, 2010 regarding the above-referenced filing.
As requested, below is an explanation of Denbury’s proposed revised accounting policies for CO2 properties, the development of which followed our September 10, 2010 conversation with Mark Shannon, SEC Branch Chief, in which he indicated that the Staff would not take exception to the manner in which we have historically quantified our CO2 reserves. The revised policy includes consideration of the Staff’s comments received during our phone conversations through October 20, 2010. Additionally, as requested, we have presented below a SEC Staff Accounting Bulletin (“SAB”) No. 99 and SAB No. 108 materiality analysis reflecting the impact of the proposed revised policies on our historical financial statements.
Discussion of Revised Policies on Accounting for CO2 Properties
Basis for Policy Revisions
Denbury incurs expenditures to identify, develop and produce CO2 reserves which are predominantly utilized to produce oil in the Company’s tertiary recovery process. The process and activities used by the Company to identify, develop and produce CO2 reserves are virtually identical to the process and activities used to identify, develop and produce its oil and natural gas reserves. Accordingly, the Company has accounted for its CO2 properties in the same manner as it has accounted for its oil and natural gas properties, which it considers to be a reasonable approach given that the processes and activities are identical. However, the Staff of the Commission has advised us that because Financial

Accounting Standards Board Codification (ASC) 932, “Extractive Industries-Oil and Gas” and Regulation S-X Rule 4-10 specifically exclude from their scope the production of wasting natural resources other than hydrocarbons, we are precluded from applying the accounting principles relevant for hydrocarbons to our CO2 operations despite the identical nature of the operations. The Company, therefore, proposes to modify its CO2 properties accounting policies to no longer analogize to accounting standards specifically applicable to hydrocarbons.
Treatment of Costs Incurred
Costs incurred to search for CO2 resources will be expensed as incurred until a resource is found that meets the definition of an asset. Subsequently, costs incurred to develop that resource will be capitalized. Financial Accounting Standards Board Statement of Accounting Concept Standard No. 6 defines assets as “probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events”. The term “probable” is further described as “that which can reasonably be expected or believed on the basis of available evidence or logic but is neither certain nor proved”. Accordingly, costs incurred to find CO2 reserves will be expensed until either proved or probable(1) CO2 reserves are established, except as noted under “Leasehold Acquisition Costs” below.
The FASB Codification includes industry guidance on various industry-specific topics. The scope of the “Extractive Industries — Mining” section of the Industry literature (ASC 930) indicates that it is applicable to “Mining Entities”, which are defined as, “entities involved in finding and removing wasting natural resources (other than oil- and gas-producing entities that are within the scope of Topic 932)”. Given that CO2 is a wasting natural resource other than oil and gas, the Company initially considered using the definitions of proved and probable reserves included in ASC 930-805-20. However, it is not practicable to apply the mining definitions of proved and probable reserves to CO2 resources, because the mining definitions rely on the assertion that an entity utilizes sampling techniques and assesses quantity through analysis of dimensions of the reserve, which, while perhaps appropriate when quantifying reserves for a solid mineral, are inconsistent with industry-standard methodologies utilized to quantify reserves for a gas or a liquid. In our September 10, 2010 conversation with Mr. Shannon regarding the proper application of these definitions in determining the Company’s CO2 resources, he indicated that the SEC Staff does not take exception to the methodologies the Company has historically used to estimate CO2 reserves, i.e. analogous to those used in estimating natural gas reserves. As a result, Denbury will establish proved and probable reserves for CO2 reserves utilizing industry-standard methodologies similar to those used to determine our natural gas reserves.

(1)	When probabilistic methods are used to analyze reserves, probable reserves are those in which there is at least a 50% but less than a 90% probability of recovery. In determining a capitalization threshold under generally accepted accounting principles, the Company considered that probable reserves meet the definition of an asset as defined by FASB Concepts Statement No. 6 and, therefore, costs incurred to develop probable reserves should be capitalized.

Leasehold Acquisition Costs
Leasehold acquisition costs incurred to secure a right to explore for CO2 in an area where proved or probable CO2 reserves are not yet established will be capitalized as a tangible asset. If proved or probable CO2 reserves are identified, the net book value of the leasehold acquisition costs will become subject to depletion. If proved or probable CO2 reserves are not identified, the net book value of the leasehold acquisition costs will be expensed.
Depletion
ASC 360-10-35 indicates that capitalized assets should be expensed over their estimated useful lives in “such a way as to allocate [them] as equitably as possible to the period during which services are obtained....” Capitalized drilling costs less (a) work-in-progress and (b) salvage value, will be depleted on a units-of-production basis over total proved developed CO2 reserves. Other capitalized CO2 property costs, including costs of acquisition, capitalized leasehold costs, costs of seismic work performed on areas with established proved and probable CO2 reserves and costs of support facilities less (a) work-in-progress and (b) salvage value, will be depleted on a units-of-production basis over total proved and probable CO2 reserves.
The Company will aggregate capitalized costs associated with properties that have a common geological structure feature or stratigraphic condition for the purposes of calculating depletion.
Impact of CO2 Properties on Regulation S-X Rule 4-10 Ceiling Test for Oil and Natural Gas Properties
Currently, the Company’s future net cash flows from oil and natural gas producing activities used in the ceiling test include operating expenses related to the lifting costs and royalty charges associated with CO2 volumes that will be injected to recover proved oil reserves. Our future net cash flows are not reduced for development costs related to the cost of drilling for and developing CO2 reserves nor those related to the cost of constructing CO2 pipelines, as these costs have already been incurred by the Company; however, these previously incurred costs are analogous to development or production costs once CO2 is injected down hole (via transport through the pipelines). As prescribed by Regulation S-X, Rule 4-10(c)(4), the ceiling test includes an estimate of future cash expenditures to be incurred in developing and producing proved reserves. For entities involved in tertiary projects that do not develop their own CO2 resources, the acquisition and transportation of CO2 would require future cash expenditures which would reduce their estimated future net revenues from oil and gas producing activities. Given that we have previously incurred, and capitalized, the costs related to our CO2 assets, our future cash expenditures related to CO2 are much lower when compared to entities that do not own CO2 resources. In lieu of including such expenditures that are necessary to produce our proved tertiary oil reserves as future development and producing costs and inappropriately applying a discount factor to them (since such costs have been incurred), we include in the full cost ceiling test, as a reduction of future net revenues, that portion of the Company’s capitalized CO2 costs related to CO2 reserves and CO2 pipelines that we estimate will be consumed in the process of producing our proved oil and natural gas reserves. If we did not include these allocated costs in our ceiling test, we do not believe that the results of our ceiling test would be in accordance with the requirements of Regulation S-X, Rule 4-10(c)(4).
Impairment of CO2 Properties, CO2 Pipelines and CO2 Leasehold Acquisition Costs
We assess our CO2 assets that are not necessary to produce our proved tertiary oil reserves for impairment in accordance with FASB ASC Topic 360-10 by comparing the net carrying costs of these assets to the expected future net revenues from 1) the production from our probable and possible tertiary oil reserves and 2) the sale of CO2 to third party industrial users.
Supplemental Oil and Natural Gas Disclosures
For the purpose of evaluating impairment of the Company’s full cost pool under the ceiling test, the Company will reduce the future net revenues from proved oil and natural gas reserves by the net book value of its capitalized CO2 costs estimated to be consumed in the process of producing our proved oil reserves (as discussed above in Impact of CO2 Properties on Regulation S-X Rule 4-10 Ceiling Test for Oil and Natural Gas Properties). The disclosure of the Standardized Measure of Discounted Future Net Cash Flows (“SMOG”), as required under ASC 932-235, does not require this same reduction of our future net revenues as the Company has already incurred and reported these expenditures in its statement of cash flows. Further, the disclosure of the Company’s Oil and Natural Gas Operating Results, as required by ASC 932-235, includes the depletion and amortization of these capitalized CO2 costs consumed in Denbury’s tertiary oil producing activities during the year. This presents fairly the Company’s decision to develop its own CO2 reserves as opposed to purchasing CO2 in the future. To reduce our future cash flows by future noncash expenditures would be misleading to investors and does not fairly represent the Company’s future cash flows from oil and natural gas operations. The Company will include a footnote to its SMOG table to disclose that the Company’s future net revenues from oil and natural gas activities do not include cash previously expended on its capitalized CO2 assets that are consumed in the production of these reserves.
Form 10-K Disclosures
Regulation S-K Item 102 requires SEC registrants to provide information surrounding the location and general character of significant properties in their annual filing on Form 10-K. A company involved in an extractive industry other than oil and natural gas is required to disclose, “production, reserves, locations, developments and nature of the registrant’s interest.” Regulation S-K Item 102 refers issuers engaged in significant mining operations to SEC Industry Guide 7 for a description of required disclosures. The Company can find no definition in the SEC’s literature of what constitutes a “mining operation”. Further, the definitions of proved and probable reserves included in Industry Guide 7 are applicable to a solid mineral but are not applicable to a gas or liquid. Henceforth, the Company will include the following disclosures in its Form 10-K related to its significant CO2 properties as these items are those listed in Industry Guide 7 that are applicable to our CO2 properties:

•	The location and description of CO2 properties, including a description of the Company’s ownership interest;

•	A brief description of the present condition of the property, including work completed by the registrant on the property, the registrant’s proposed program of exploration and development, and the current state of exploration and development of the property;

•	A description of the natural resource; and

•	Proved and probable reserve quantities.
Materiality Assessment
The Company evaluated the impact of applying the proposed revised policies on accounting for CO2 properties to its historical financial statements from the year in which we commenced CO2 operations (2001) through the six months ended June 30, 2010.
Quantitative Analysis
The Company quantitatively reviewed its previously issued Balance Sheets, Statements of Operations and Statements of Cash Flows for the historical periods that would have been impacted by a change in accounting policies for our CO2 properties. The tables below disclose the impact on these financial statements had we historically applied our proposed revised policies on accounting for CO2 properties. Adjustments to balance sheet accounts reflect the cumulative impact of the change in accounting policies as of December 31 of each year in the period between 2001 and 2009 and as of June 30, 2010. Adjustments to the Statements of Operations and Cash Flows reflect the impact of the change in accounting policies to each year individually for 2001 — 2009 and for the six month period ended June 30, 2010.

	Balance	Percent
	Change	Change
	(amounts in
	millions)
2001
Consolidated Balance Sheet as of December 31, 2001
Line item — Less accumulated depletion and depreciation	0.3	-0.1%
Subtotal — Net property and equipment	0.3	0.0%
Subtotal — Total assets	0.3	0.0%
Line item — Deferred tax liability	0.1	0.6%
Subtotal — Total long-term liabilities	0.1	0.0%
Line item — Accumulated deficit	0.2	-0.3%
Subtotal — Total stockholders’ equity	0.2	0.1%
Subtotal — Total liabilities and stockholders’ equity	0.3	0.0%

Consolidated Statement of Operations for the year ended December 31, 2001
Line item — Depletion and depreciation	(0.3)	-0.4%
Subtotal — Total expenses	(0.3)	-0.1%
Subtotal — Income before income taxes	0.3	0.4%
Subtotal — Income tax provision	0.1	0.5%
Subtotal — Net income	0.2	0.3%

Consolidated Statement of Cash Flows for the year ended December 31, 2001
Net cash provided by operating activities	—	0.0%
Net cash used in investing activities	—	0.0%

2002
Consolidated Balance Sheet as of December 31, 2002
Line item — CO2 properties and equipment	(0.2)	-0.3%
Line item — Less accumulated depletion and depreciation	0.5	-0.1%
Subtotal — Net property and equipment	0.4	0.0%
Subtotal — Total assets	0.4	0.0%
Line item — Deferred tax liability	0.1	0.2%
Subtotal — Total long-term liabilities	0.1	0.0%
Line item — Retained earnings (accumulated deficit)	0.2	-2.3%
Subtotal — Total stockholders’ equity	0.2	0.1%
Subtotal — Total liabilities and stockholders’ equity	0.4	0.0%

Consolidated Statement of Operations for the year ended December 31, 2002
Line item — CO2 finding costs	0.2	—
Line item — Depletion, depreciation and accretion	(0.2)	-0.3%
Subtotal — Total expenses	(0.1)	0.0%
Subtotal — Income before income taxes	0.1	0.1%
Subtotal — Income tax provision	0.0	0.1%
Subtotal — Net income	0.0	0.1%

Consolidated Statement of Cash Flows for the year ended December 31, 2002
Net cash provided by operating activities	(0.2)	-0.1%
Net cash used in investing activities	0.2	-0.1%

	Balance	Percent
	Change	Change
	(amounts in
	millions)
2003
Consolidated Balance Sheet as of December 31, 2003
Line item — CO2 properties and equipment	(1.1)	-1.2%
Line item — Less accumulated depletion and depreciation	0.9	-0.1%
Subtotal — Net property and equipment	(0.1)	0.0%
Subtotal — Total assets	(0.1)	0.0%
Line item — Deferred tax liability	(0.1)	-0.1%
Subtotal — Total long-term liabilities	(0.1)	0.0%
Line item — Retained earnings (accumulated deficit)	(0.1)	-0.2%
Subtotal — Total stockholders’ equity	(0.1)	0.0%
Subtotal — Total liabilities and stockholders’ equity	(0.1)	0.0%

Consolidated Statement of Operations for the year ended December 31, 2003
Line item — CO2 finding costs	0.9	—
Line item — Depletion, depreciation and accretion	(0.4)	-0.4%
Subtotal — Total expenses	0.5	0.2%
Subtotal — Income before income taxes	(0.5)	-0.6%
Subtotal — Income tax provision	(0.2)	-0.7%
Subtotal — Income before cumulative effect of change in accounting principle	(0.3)	-0.6%

Consolidated Statement of Cash Flows for the year ended December 31, 2003
Net cash provided by operating activities	(0.9)	-0.4%
Net cash used in investing activities	0.9	-0.7%

2004
Consolidated Balance Sheet as of December 31, 2004
Line item — CO2 properties and equipment	(1.1)	-0.8%
Line item — Less accumulated depletion and depreciation	2.6	-0.4%
Subtotal — Net property and equipment	1.5	0.2%
Subtotal — Total assets	1.5	0.2%
Line item — Deferred tax liability	0.6	0.6%
Subtotal — Total long-term liabilities	0.6	0.2%
Line item — Retained earnings	0.9	0.7%
Subtotal — Total stockholders’ equity	0.9	0.2%
Subtotal — Total liabilities and stockholders’ equity	1.5	0.2%

Consolidated Statement of Operations for the year ended December 31, 2004
Line item — CO2 finding costs	—	—
Line item — Depletion, depreciation and accretion	(1.6)	-1.7%
Subtotal — Total expenses	(1.6)	-0.6%
Subtotal — Income before income taxes	1.6	1.3%
Subtotal — Income tax provision	0.6	1.6%
Subtotal — Net income	1.0	1.2%

Consolidated Statement of Cash Flows for the year ended December 31, 2004
Net cash provided by operating activities	—	0.0%
Net cash used in investing activities	—	0.0%

	Balance	Percent
	Change	Change
	(amounts in
	millions)
2005
Consolidated Balance Sheet as of December 31, 2005
Line item — CO2 properties and equipment	(1.1)	-0.5%
Line item — Less accumulated depletion and depreciation	4.5	-0.6%
Subtotal — Net property and equipment	3.4	0.3%
Subtotal — Total assets	3.4	0.2%
Line item — Deferred tax liability	1.3	0.8%
Subtotal — Total long-term liabilities	1.3	0.2%
Line item — Retained earnings	2.1	0.7%
Subtotal — Total stockholders’ equity	2.1	0.3%
Subtotal — Total liabilities and stockholders’ equity	3.4	0.2%

Consolidated Statement of Operations for the year ended December 31, 2005
Line item — CO2 finding costs	0.0	—
Line item — Depletion, depreciation and accretion	(1.9)	-2.0%
Subtotal — Total expenses	(1.9)	-0.6%
Subtotal — Income before income taxes	1.9	0.8%
Subtotal — Income tax provision	0.8	0.9%
Subtotal — Net income	1.2	0.7%

Consolidated Statement of Cash Flows for the year ended December 31, 2005
Net cash provided by operating activities	(0.0)	0.0%
Net cash used in investing activities	0.0	0.0%

2006
Consolidated Balance Sheet as of December 31, 2006
Line item — CO2 properties and equipment	(1.5)	-0.6%
Line item — Less accumulated depletion and depreciation	7.8	-0.8%
Subtotal — Net property and equipment	6.3	0.3%
Subtotal — Total assets	6.3	0.3%
Line item — Deferred tax liability	2.5	1.0%
Subtotal — Total long-term liabilities	2.5	0.3%
Line item — Retained earnings	3.8	0.8%
Subtotal — Total stockholders’ equity	3.8	0.3%
Subtotal — Total liabilities and stockholders’ equity	6.3	0.3%

Consolidated Statement of Operations for the year ended December 31, 2006
Line item — CO2 finding costs	0.5	—
Line item — Depletion, depreciation and accretion	(3.3)	-2.2%
Subtotal — Total expenses	(2.9)	-0.7%
Subtotal — Income before income taxes	2.9	0.9%
Subtotal — Income tax provision	1.1	0.9%
Subtotal — Net income	1.7	0.9%

Consolidated Statement of Cash Flows for the year ended December 31, 2006
Net cash provided by operating activities	(0.5)	-0.1%
Net cash used in investing activities	0.5	-0.1%

	Balance	Percent
	Change	Change
	(amounts in
	millions)
2007
Consolidated Balance Sheet as of December 31, 2007
Line item — CO2 properties and equipment	(2.8)	-0.6%
Line item — Less accumulated depletion and depreciation	11.6	-1.0%
Subtotal — Net property and equipment	8.9	0.4%
Subtotal — Total assets	8.9	0.3%
Line item — Deferred tax liability	3.4	1.0%
Subtotal — Total long-term liabilities	3.4	0.3%
Line item — Retained earnings	5.4	0.7%
Subtotal — Total stockholders’ equity	5.4	0.4%
Subtotal — Total liabilities and stockholders’ equity	8.9	0.3%

Consolidated Statement of Operations for the year ended December 31, 2007
Line item — CO2 finding costs	1.3	—
Line item — Depletion, depreciation and accretion	(3.8)	-1.9%
Subtotal — Total expenses	(2.6)	-0.4%
Subtotal — Income before income taxes	2.6	0.6%
Subtotal — Income tax provision	1.0	0.7%
Subtotal — Net income	1.6	0.6%

Consolidated Statement of Cash Flows for the year ended December 31, 2007
Net cash provided by operating activities	(1.3)	-0.2%
Net cash used in investing activities	1.3	-0.2%

2008
Consolidated Balance Sheet as of December 31, 2008
Line item — CO2 properties and equipment	(22.3)	-2.5%
Line item — Less accumulated depletion, depreciation and impairment	30.1	-1.9%
Subtotal — Net property and equipment	7.8	0.3%
Subtotal — Total assets	7.8	0.2%
Line item — Deferred tax liability	3.0	0.7%
Subtotal — Total long-term liabilities	3.0	0.2%
Line item — Retained earnings	4.8	0.4%
Subtotal — Total stockholders’ equity	4.8	0.3%
Subtotal — Total liabilities and stockholders’ equity	7.8	0.2%

Consolidated Statement of Operations for the year ended December 31, 2008
Line item — CO2 finding costs	19.5	—
Line item — Depletion, depreciation and amortization	(4.4)	-2.0%
Line item — Writedown of oil and natural gas properties	(14.1)	-6.2%
Subtotal — Total expenses	1.0	0.1%
Subtotal — Income before income taxes	(1.0)	-0.2%
Subtotal — Income tax provision	(0.4)	-0.2%
Subtotal — Net income	(0.6)	-0.2%

Consolidated Statement of Cash Flows for the year ended December 31, 2008
Net cash provided by operating activities	(19.5)	-2.5%
Net cash used in investing activities	19.5	-2.0%

	Balance	Percent
	Change	Change
	(amounts in
	millions)
2009
Consolidated Balance Sheet as of December 31, 2009
Line item — CO2 properties and equipment	(23.8)	-1.6%
Line item — Less accumulated depletion, depreciation and impairment	33.5	-1.8%
Subtotal — Net property and equipment	9.7	0.3%
Subtotal — Total assets	9.7	0.2%
Line item — Deferred tax liability	3.7	0.7%
Subtotal — Total long-term liabilities	3.7	0.2%
Line item — Retained earnings	5.9	0.6%
Subtotal — Total stockholders’ equity	5.9	0.3%
Subtotal — Total liabilities and stockholders’ equity	9.7	0.2%

Consolidated Statement of Operations for the year ended December 31, 2009
Line item — CO2 finding costs	1.5	—
Line item — Depletion, depreciation and amortization	(3.4)	-1.4%
Subtotal — Total expenses	(1.8)	-0.2%
Subtotal — Income (loss) before income taxes	1.8	-1.5%
Subtotal — Income tax provision (benefit)	0.7	-1.5%
Subtotal — Net income	1.1	-1.5%

Consolidated Statement of Cash Flows for the year ended December 31, 2009
Net cash provided by operating activities	(1.5)	-0.3%
Net cash used in investing activities	1.5	-0.2%

2010
Consolidated Balance Sheet as of June 30, 2010
Line item — CO2 properties and equipment	(26.2)	-1.5%
Line item — Less accumulated depletion, depreciation and impairment	35.9	-1.8%
Subtotal — Net property and equipment	9.7	0.1%
Subtotal — Total assets	9.7	0.1%
Line item — Deferred tax liability	3.8	0.3%
Subtotal — Total long-term liabilities	3.8	0.1%
Line item — Retained earnings	6.0	0.5%
Subtotal — Total Denbury’s stockholders’ equity	6.0	0.1%
Subtotal — Total stockholders’ equity	6.0	0.1%
Subtotal — Total liabilities and stockholders’ equity	9.7	0.1%

Consolidated Statement of Operations for the six months ended June 30, 2010
Line item — CO2 finding costs	2.4	—
Line item — Depletion, depreciation and amortization	(2.5)	-1.2%
Subtotal — Total expenses	(0.1)	0.0%
Subtotal — Income (loss) before income taxes	0.1	0.0%
Subtotal — Income tax provision (benefit)	0.0	0.0%
Subtotal — Consolidated net income	0.0	0.0%

Consolidated Statement of Cash Flows for the six months ended June 30, 2010
Net cash provided by operating activities	(2.1)	-0.5%
Net cash used in investing activities	2.1	-0.8%

Qualitative Analysis
The Company qualitatively assessed the impact of the proposed revised accounting policies to the periods from 2001 through June 30, 2010, noting the following considerations:

SAB 99 Consideration	Assessment
Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.	The changes in classification of CO2 expenditures from capital to expense can be specifically identified and quantified. Depletion rates, however, are dependent upon estimates of reserves, which are not precise. We believe the estimates and assumptions used by management in this analysis are reasonable.

Whether the misstatement masks a change in earnings or other trends.	The change in accounting policies does not mask a change in earnings or other trends.

Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.	Management developed its historical accounting CO2 properties accounting policies in good faith and by using industry standards. Our policies were fully disclosed and reviewed by two major accounting firms over the period from 2001 to June 30, 2010. The policies were not developed in an effort to hide a failure to meet analysts’ consensus expectations. Further, had the Company utilized the revised proposed accounting policies for our CO2 properties, we consider it likely that analysts would have taken the alternative accounting policies under consideration when developing expectations.

Whether the misstatement changes a loss into income or vice versa	The change in accounting policies does not change a loss into income or income into a loss.

Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.	Denbury only has one reportable segment.

Whether the misstatement affects the registrant’s compliance with regulatory requirements.	The change in accounting policies does not affect Denbury’s compliance with regulatory compliance.

SAB 99 Consideration	Assessment
Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.	The change in accounting policies did not impact Denbury’s compliance with loan covenants or any other contractual obligations.

Whether the misstatement has the effect of increasing management’s compensation	Management’s performance-based compensation programs rely on hydrocarbon production quantities, reserve replacement and lease operating expense metrics and would not have been influenced by the change in accounting policies.

Whether the misstatement involves concealment of an unlawful transaction	The change in accounting policies did not conceal an unlawful transaction.
Conclusion
The Company’s historic policies of accounting for CO2 properties were developed based on industry practices, were consistent in their application, were fully disclosed in the footnotes to the Company’s consolidated financial statements, and the Company received concurrence from two major accounting firms which audited the Company’s financial statements during the period from 2001 to 2009. The overall quantitative impact is insignificant and would not influence the judgment of a reasonable person relying on the historical financial statements nor would it impact an investor relying on current year financial statements were the Company to adjust the difference in the Company’s financial statements for the year ended December 31, 2010. Accordingly, the Company will not amend prior financial statements to reflect the historic application of the change in accounting policies. In accordance with SEC Staff Accounting Bulletin No. 108, we will record the cumulative adjustment during the three months ended September 30, 2010 with appropriate footnote disclosure.
In connection with the foregoing responses, the undersigned, on behalf of the Company, acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your time and consideration of this matter. If you have any questions or concerns about this response, please contact the undersigned at 972-673-2007, or by fax at 972-673-2150.

Sincerely,
/s/ Mark C. Allen
Mark C. Allen
Sr. Vice President and Chief Financial Officer